SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 001-33611

                  Voltaire Ltd.

(Exact name of registrant as specified in charter)

9 Hamenofim Street, Building A
Herzeliya 46725, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

On January 3, 2008, Voltaire Ltd. issued a notice entitled “Voltaire Announces Convening of a Special Shareholders Meeting on February 7, 2008.” A copy of the notice is attached to this Form 6-K as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.

Date: January 3, 2008	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Notice, dated January 3, 2008, entitled “Voltaire Announces Convening of a Special Shareholders Meeting on February 7, 2008.”

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 617 418 3096 / +1 646-797-2868 info@gkir.com

VOLTAIRE ANNOUNCES CONVENING OF SPECIAL SHAREHOLDERS MEETING ON FEBRUARY 7, 2008

Herzeliya, Israel, January 3, 2008 - Voltaire Ltd. (NASDAQ: VOLT) (the “Company”) today announced that a special meeting (the “Special Meeting”) of its shareholders will be held on February 7, 2008, at 10:00 am Eastern Standard Time, at the offices of White & Case, LLP, at 1155 Avenue of the Americas, 40th Floor, New York, New York. The Special Meeting is being called for the following purposes:

(1)
to elect Ms. Yaffa Krindel and Mr. Rafi Maor as outside directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999;

(2)	to approve the continued service of Mr. Miron (Ronnie) Kenneth, the Company's Chief Executive Officer, as Chairman of the Board of Directors of the Company;

(3)
to approve the payment to Mr. Miron (Ronnie) Kenneth, the Company's Chief Executive Officer and Chairman of the Board of Directors, of an additional cash bonus amount for the year 2007, the setting of his 2008 maximum bonus amount and the increase of his annual base salary; and

(4)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

Proposal no. (1) is subject to the following additional voting requirements:

▪
the shares voted at the meeting in favor of the proposal, excluding abstentions, include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or

▪	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

Proposal no. (2) is subject to the following additional voting requirements:

▪	the shares voted at the meeting in favor of the proposal, excluding abstentions, include at least two-thirds of the Non-Controlling Shares voted at the meeting; or

▪	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds one half or more of any one of the “Means of Control” of the Company. "Means of Control" is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. The Company is not currently aware of any shareholder that would be considered a Controlling Shareholder.

Only shareholders who held ordinary shares of the Company at the close of business on January 8, 2008, are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof.

Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Special Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Special Meeting.

  Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power in the Company. If a quorum is not present within thirty minutes from the time appointed for the Special Meeting, the Special Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred meeting, all matters which were to be discussed during the Special Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in the Company.

A proxy statement describing the various matters to be voted upon at the Special Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about January 11, 2008 to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.voltaire.com. Signed proxy cards must be received by the Company at its offices, or by its transfer agent no later than two (2) hours before the time fixed for the Special Meeting or be presented to the Chairperson of the Special Meeting at such meeting in order for such proxy vote to be cast at the Special Meeting. Shareholders wishing to express their position on an agenda item for the Special Meeting may do so by submitting a written statement to the Company’s office at the above address no later than January 13, 2008. If you hold your shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you may also vote your shares over the Internet or by telephone in accordance with the instructions set forth on your proxy card.

About Voltaire

Voltaire Ltd. (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid BackboneTM. Voltaire's products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire's solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts. More information about Voltaire is available at www.voltaire.com.